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SECU 06003100 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21497

RECEIVED FEB 28 2006 SEC MAIL PROCESSING SECTION WASHINGTON, DC 153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton, Johnston & Co., Inc. A/K/A Hamilton & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 College Rd. East
(No. and Street)

Princeton (City) NJ (State) 08540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James N. Federico, Jr. (609) 452-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolin, Winer & Evens, LLP
(Name – *if individual, state last, first, middle name*)

400 Garden City Plaza (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James R. Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton, Johnston & Co., Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Dina Roberts
Notary Public of New Jersey
My Commission Expires
February 21, 2008

Dina Roberts
Notary Public

James R Hamilton
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON, JOHNSTON
& CO., INC.
A/K/A HAMILTON & COMPANY

FINANCIAL STATEMENTS
Year Ended December 31, 2005

Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS

HAMILTON, JOHNSTON & CO., INC. A/K/A HAMILTON & COMPANY

FINANCIAL STATEMENTS
Year Ended December 31, 2005

mwe
Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Accountants

Board of Directors
Hamilton, Johnston & Co., Inc.
a/k/a Hamilton & Company

We have audited the accompanying statement of financial condition of Hamilton, Johnston & Co., Inc. a/k/a Hamilton & Company (the "Company") as of December 31, 2005 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton, Johnston & Co., Inc. a/k/a Hamilton & Company, at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer & Evens LLP

Garden City, New York
January 28, 2006

Headquarters
400 Garden City Plaza, Suite 500, Garden City, NY 11530-3323 Tel: 516 747-2000 Fax: 516 747-6707 www.mwellp.com

New York Office
330 Madison Avenue, 15th Floor, New York, NY 10017-5001 Tel: 212 973-1000 Fax: 212 973-1004 www.mwellp.com

HAMILTON, JOHNSTON & CO., INC.
A/K/A HAMILTON & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31,	2005
ASSETS	
Current Assets:	
Cash and money market funds	$ 628,005
Receivable from broker/dealers	21,951
Receivable from clients	467,395
Total Current Assets	1,117,351
Property and Equipment:	
Equipment, furniture and fixtures	792,496
Less accumulated depreciation	746,466
Net Property and Equipment	46,030
Other Assets:	
Prepaid pension cost (Note 4)	58,104
Deposit and other	3,618
Total Other Assets	61,722
Total Assets	$ 1,225,103
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities -	
Accounts payable and accrued expenses	$ 317,369
Other Liabilities -	
Deferred tax liability (Note 2)	36,986
Total Liabilities	354,355
Commitments (Note 3)	-
Stockholders' Equity:	
Common stock, no par value; authorized 1,000 shares; issued and outstanding - 937.50 shares	401,150
Contributed surplus	52,492
Retained earnings	417,106
Total Stockholders' Equity	870,748
Total Liabilities and Stockholders' Equity	$ 1,225,103

The accompanying notes are an integral part of this statement.

1. Organization, Nature of Business and Summary of Significant Accounting Policies

Organization and nature of business - The Company is a New Jersey corporation and was organized in 1977. The Company provides consulting services on investment planning, organization and supervision to select individuals, endowments, foundations and corporations. The Company has agreed to use Broadcort Correspondent Clearing, Division of Merrill Lynch, Pierce, Fenner & Smith, Inc. (formerly Broadcort Capital Corp.) as their exclusive clearing broker on a fully disclosed basis.

Receivable from clients - Receivable from clients is reported in the statement of financial condition at its outstanding principal balance. Management has reviewed outstanding receivables, historical collection information and existing economic conditions and believes receivables are substantially collectible; therefore, no allowance for doubtful accounts is provided at December 31, 2005.

Property and equipment - Equipment, furniture and fixtures are recorded at cost. Depreciation is provided principally in accordance with the Modified Accelerated Cost Recovery System (MACRS) and Accelerated Cost Recovery System (ACRS) as provided by the Economic Recovery Tax Act of 1981 and the Tax Reform Act of 1986 which approximates depreciation based on the estimated useful lives of the assets.

Maintenance and repairs are charged to operations as incurred and renewals and improvements are capitalized. When property and equipment are sold or retired, the cost thereof and the related accumulated depreciation are eliminated from the respective property accounts and resulting gains or losses are taken into operations.

Commissions - The Company recognizes commissions and related costs arising from security transactions on a settlement date basis. Recording commissions and related costs on a trade date basis would not result in a material difference.

Fees - Fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income taxes - Deferred tax provisions and benefits are calculated for certain transactions and events because of differing treatments under generally accepted accounting principles and the currently enacted tax laws of the Federal and State governments. The results of these differences on a cumulative basis, known as temporary differences, result in the recognition and measurement of deferred tax assets and liabilities in the statement of financial condition.

Effective January 1, 2006, the Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an "S" Corporation. Accordingly, the Company will not provide for federal income taxes since all income or loss will be passed through directly to the stockholders. In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company will eliminate its federal deferred tax asset and liability upon approval of the election.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Deferred Income Taxes

The net deferred tax liability of $36,986 in the accompanying statement of financial condition is the result of different methods used for reporting pension expense and depreciation for financial accounting and income taxes.

As of December 31, 2005, the Company has net operating loss carryforwards for state income tax purposes of approximately $74,000 of which $18,000 expires in 2009 and $56,000 expires in 2011, unless utilized sooner.

The Company's deferred tax asset resulting from the loss carryforwards is as follows:

Net operating loss carryforwards	$ 4,800
Valuation allowance	(4,800)
Net deferred tax asset - loss carryforwards	$ -

The tax provision differs from the expense that would result from applying the federal statutory rate to income before income taxes primarily due to the effect of graduated tax rates for taxable income less than $75,000.

3. Commitments

The Company had a noncancelable operating office lease expiring in 2002.

On January 18, 2002, the Company exercised an option to extend the original lease for an additional five year period expiring July 31, 2007. The Company also executed an additional renewal option to extend the lease for another five years commencing August 1, 2007.

The future minimum annual rental commitments under the noncancelable lease are as follows:

Years ending December 31,	
2006	$ 185,939
2007	109,495
	$ 295,434

Total rental expense including escalations charged to operations was $227,424 for 2005.

4. Defined Benefit Pension Plan

The Company has a defined benefit pension plan that was adopted in 1991 and covers substantially all employees. The plan calls for benefits to be paid to eligible employees at retirement, based primarily upon years of service with the Company and compensation rates near retirement. Effective December 31, 2001, the Company froze the defined benefit pension plan; therefore, the plan will not accrue additional benefits for future employee services.

The Company uses a December 31, measurement date for its plan, accordingly, the following information is as of or for the year ended December 31, 2005.

Benefit Cost	$ (26,363)
Employer Contributions	$ -
Benefits Paid	$ -
Benefit Obligation at December 31	$ 1,154,978
Fair Value of Plan Assets at December 31	1,458,293
Funded Status	$ 303,315

The net amount recognized in the statement of financial condition at December 31, 2005 consists of:

Prepaid Pension Cost	$ 58,104

The accumulated benefit obligation for the defined benefit pension plan was $1,154,978 at December 31, 2005.

Assumptions:

Weighted-average assumptions used to determine benefit obligations at December 31, 2005:

Discount rate	7.00%	
Rate of compensation increase	0.00%	(benefits are frozen)

Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31, 2005:

Discount rate	7.00%	
Expected long-term return on plan assets	7.00%	
Rate of compensation increase	0.00%	(benefits are frozen)

The expected long-term rate of return on assets is based on historical returns of conservative growth, value oriented marketable securities.

Plan Assets:

The Company's pension plan weighted - average asset allocations as of December 31, 2005, by asset category are as follows:

Asset Category	Plan Assets at December 31, 2005
Equity securities	65.29%
Government money market mutual funds	34.71%
Total	100.00%

The Company's investment policies and strategies are conservative growth with great fund stability as a goal; income secondary. The Company invests in marketable securities with a value orientation on an almost fully funded status to be protected.

Estimated Cash Flows:

The Company expects to contribute $25,000 to its defined benefit pension plan in 2006.

The following benefit payments are expected to be paid:

Year	Pension Benefits
2006	$ 81,036
2007	81,036
2008	81,036
2009	81,036
2010	81,036
Years 2011-2015	442,368

5. **Financial Instruments with Off-Statement of Financial Condition Risk**

In the normal course of business, the Company's activities may expose the Company to risk in the event brokers, dealers or clearing organizations are unable to fulfill their contractual obligations.

The Company maintains cash deposits at banks, which may at times, exceed applicable insurance limits.

6. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that aggregate indebtedness, as defined, shall not exceed 1500% of net capital, as defined. At December 31, 2005, the Company had net capital of $267,324 which was $246,155 in excess of the amount required to be maintained at that date and had a percentage of aggregate indebtedness to net capital of 119%.

There were no subordinated borrowings at any time during the year ended December 31, 2005.